Mail Stop 4720

December 28, 2009

Mr. Gregg Zahn
Chief Executive Officer
First Trinity Financial Corporation
7633 E. 63rd Place
Suite 230
Tulsa, OK 74133

      Re: First Trinity Financial Corporation
               Registration Statement on Form S-1
               Filed December 21, 2009
               File No. 333-163901

Dear Mr. Zahn:

We have limited our review of the above referenced registration statement to only those issues identified herein. Where indicated, we think you should provide additional disclosure in response to these comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or additional disclosure is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1 filed December 21, 2009

Cover Page

1. Please amend your filing to check the box on the cover page to indicate that the securities being registered are to be offered on a delayed and continued basis pursuant to Rule 415 under the Securities Act of 1933.

Incorporation by Reference, page 19

2. We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the following filings:

- Form 10-Q for the quarter ended March 31, 2009, filed May 15, 2009;

- Form 10-Q for the quarter ended June 30, 2009, filed August 28, 2009; and

- Form 8-K (Items 1.01, 5.02, 9.01) filed April 22, 2009.

Please revise the list of documents to be incorporated by reference on page 19 to include these filings.

3. We note the following statement on page 19: "We also incorporate by reference all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the securities that may be offered by this prospectus are sold." Because it does not appear that you are eligible for forward incorporation of these filings, please delete this sentence and all references to the incorporation of filings made in the future or filed subsequent to the registration statement.

Signatures, page 24

4. We note that your chief executive officer and chief financial officer have signed this Form S-1 on behalf of the registrant and in their own capacities, but that the filing has not been signed by your controller or principal accounting officer in those capacities as required by Form S-1. Please amend your filing to include the signature of your controller or principal accounting officer. If William S. Lay, the chief financial officer, is also your controller or principal accounting officer, please indicate beneath his signature that he is signing the Form S-1 in the capacity of controller or principal accounting officer. See Instruction 1 to the Signatures section of Form S-1 for further information.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: P. David Newsome, Jr.
       Cooper Newsome & Woosley PLLP
       401 South Boston Avenue
       Suite 3300, Mid-Continent Tower
       Tulsa, OK 74103